EXHIBIT 2.1.2
               ARTICLES OF AMENDMENT DATED MARCH 20, 2003

                            ARTICLES OF AMENDMENT
                                   TO THE
                          ARTICLES OF INCORPORATION
                                     OF
                               CALBATECH, INC.

PURSUANT to the provisions of the Nevada Revised Statues, the corporation has adopted an amendment to its Articles of Incorporation, and, therefore, causes these Articles of Amendment and a copy thereof to be executed by its duly authorized officers, as follows:

The name of the corporation is CalbaTech, Inc.

The following amendment to the Articles of Incorporation was adopted by the shareholders of the corporation as of March 20, 2003, in the manner described by the Nevada Revised Statues:

ARTICLE IV IS REPLACED IN ITS ENTIRETY BY THE FOLLOWING:

4. AUTHORIZED CAPITAL. The authorized capital stock of the corporation is 200,000,000 shares of common stock, par value $0.001. and 25,000,000 shares of Preferred Stock, Series A, par value $.001.

     Common Stock. Reverse-Split. For each and every Fourteen (14) shares of common stock currently held by each shareholder, each and every shareholder will receive One (1) share, with the next higher number of shares being issued in lieu of fractional shares. The total number of shares which the Corporation is authorized to issue was set within the Articles of Incorporation and is Two Hundred Million (200,000,000) shares, all of which have a par value of $.001 per share. Each issued and outstanding share of common stock will entitle the holder thereof to one (1) vote on any matter submitted to a vote of or for contest of shareholders.

     Preferred Stock. Issued and outstanding shares of Preferred Stock, Series A, will entitle the holders thereof only to those votes and other rights and preferences, if any, which may expressly be fixed as hereinafter provided for the respective series thereof. The Board of Directors are authorized to provide, from time to time, for the issuance of shares of Preferred Stock, Series A and to fix from time to time before issuance, the designation, preferences, privileges and voting powers of the shares of Series A of Preferred Stock and the restrictions or qualifications thereof, and do so without requiring shareholder approval thereof.

There were 97,527,750 shares of the corporation issued and outstanding and entitled to be cast in connection with the proposed Amendment, of which 86,932,630 votes were cast and 86,932,630 were cast in favor of the Amendment, thereby representing 100% of the votes cast.

DATED: March 20, 2003


______________________                          ________________________
By: Edward H. Deese, President                  By: James DeOlden, Secretary